UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-98543

COMPUTER PROGRAMS AND SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

6600 Wall Street

Mobile, Alabama 36695

(251) 639-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the CPSI 401(k) Retirement Plan and

Computer Programs and Systems, Inc. Common Stock, par value $0.001 per share, purchasable pursuant to the CPSI 401(k) Retirement Plan

(Title of each class of securities covered by this Form)

Common Stock of Computer Programs and Systems, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

*Effective October 26, 2006, Computer Programs and Systems, Inc. permanently removed common stock as an investment option in the CPSI 401(k) Retirement Plan, and all employee holdings of common stock under the CPSI 401(k) Retirement Plan were transferred to other investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the CPSI 401(k) Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 27, 2006	CPSI 401(K) RETIREMENT PLAN

		By:	COMPUTER PROGRAMS AND SYSTEMS, INC., as Plan Administrator

		By:	/s/ M. Stephen Walker
M. Stephen Walker Vice President – Finance and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.